SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING


      ___ Form 10-K ___ Form 20-F ___ Form 11-K X Form 10-Q ___ Form N-SAR


                         Commission file number 0-33457

                               GimmeaBid.com, Inc.
                             Full Name of Registrant

                                       N/A
                            Former Name of Registrant

                    2100 North Main Street, Suite 215, Box 22
                    -----------------------------------------
           Address of Principle Executive Offices (street and number)

                             Fort Worth, Texas 76106
                            City, State, and Zip Code

                       Part II - Rules 12b-25 (b) and (c)

If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

X  (a)   The reasons described in reasonable detail in Part III of this -- form could not be eliminated without unreasonable effort or expense;

X  (b)   The subject annual report, semi-annual report, transition report on
         Form 10-K, Form 20-F, Form 11-K, Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

__(c)    The accountant's statements or other exhibit required by Rule 12b-25
         (c) has been attached if applicable.

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Part III - Narrative

The Company was delayed in compiling certain information necessary for it to complete its report for the quarter ended June 30, 2002. The Company expects to complete and file its quarterly report on Form 10QSB on or before August 19, 2002.

The Company has filed all other reports required since reporting requirements were instituted.

There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal year that will be reflected by the earnings statements to be included in the subject report portion thereof.

Part IV - Other Information

(1)Name and telephone number of person to contact in regard to this notification

Michael Wood                 (817)                          625-5855
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Name                        Area Code                  Telephone Number

Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                                  X Yes ____ No

There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal year that will be reflected by the earnings statements to be included in the subject report portion thereof.

                               GimmeaBid.com, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date: August 15, 2002          By:   /s/Michael Wood
                                         ---------------------------
                                           Michael Wood, President






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